Press Release

Cognyte to Host Analyst & Investor Day
Senior leadership team to overview growth plans, strategic priorities and provide multi-year outlook at virtual event on April 8th

HERZLIYA, Israel, February 27, 2025 – Cognyte Software Ltd. (NASDAQ: CGNT) (“Cognyte”), a global leader in investigative analytics software, today announced that its senior leadership team will host a virtual Analyst & Investor Day on Tuesday, April 8, 2025, beginning at 8:00 a.m. ET.

At the event, executive management will present an in-depth review of its long-term growth strategy, key growth initiatives, a financial outlook and host a Q&A session. Management will provide a more detailed agenda prior to the event. Members of the financial community are encouraged to register for the webcast on https://edge.media-server.com/mmc/p/ss7qkj72/ or on Cognyte's Investor Relations webpage on https://www.cognyte.com/investors/ under Upcoming Events. A webcast replay will be available shortly after the conclusion of the live event.

About Cognyte Software Ltd.
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com

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Investor Relations Contact:
Dean Ridlon
Cognyte Software
IR@cognyte.com